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                               December 7, 2020

       James Foster
       Chief Executive Officer
       Charles River Laboratories International, Inc.
       251 Ballardvale Street
       Wilmington, Massachusetts

                                                        Re: Charles River
Laboratories International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 28, 2019
                                                            Filed February 11,
2020
                                                            File No. 001-15943

       Dear Mr. Foster:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 28, 2019, filed February 11, 2020

       General

   1.                                                   We note that section
5.8 of your by-laws contains an exclusive forum provision limiting the resolution of
certain actions to state courts located within the State of Delaware (or, if no state court located
within the State of Delaware has jurisdiction, the federal district court for the District
of Delaware). In future filings, please clearly and prominently describe the provision
in your disclosure, including any risks or other impacts on investors related to the
provision. Risks may include, but are not limited to, increased costs to bring a claim and that these
provisions can discourage claims or limit investors    ability to bring
                                                        a claim in a judicial
forum that they find favorable. Please also tell us, and disclose in future filings, whether
and to what extent this provision applies to claims arising under the
                                                        Securities Act or
Exchange Act. If so, please state that there is uncertainty as to whether a court would enforce the
provision. If this provision applies to Securities Act claims, please also disclose
that, by consenting to this by-law, investors cannot waive compliance with the federal
securities laws and the rules and regulations thereunder. In that regard,
 James Foster
Charles River Laboratories International, Inc.
December 7, 2020
Page 2
         we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442 with
any questions.



FirstName LastNameJames Foster                          Sincerely,
Comapany NameCharles River Laboratories International, Inc.
                                                        Division of Corporation
Finance
December 7, 2020 Page 2                                 Office of Trade &
Services
FirstName LastName